Exhibit 4.9

Employment Agreement

between

Adecco Management & Consulting SA, Sägereistrasse 10, 8152 Glattbrugg, Switzerland

(“the Company”)

and

Jean-Manuel Bullukian, ,,La Romandie”, CH-1128 Reverolle

(“the Employee”)

Recitals

Adecco management & consulting SA (“the Company”) is the management company of the Adecco Group, a multinational group of companies with worldwide activities in the area of personnel services. The Company’s task is to manage, supervise and direct the worldwide activities of the Adecco Group.

The Company has a need for a President Ajilon worldwide within the Adecco Group. The Employee is willing to assume such function and parties hereto have therefore agreed to enter into an employment agreement based on the following terms and conditions:

1.	Appointment and Term

1.1.	The Company employs the Employee as President Ajilon worldwide and the Employee accepts such employment on the terms and conditions set forth herein.

1.2.	The Employment shall commence on January 1st, 2005, subject to receipt of legally valid working permit (B permit) and shall continue until terminated by either party giving notice of termination in accordance with clause 10 hereafter.

2.	Duties

2.1.	The Employee shall perform the duties and exercise the powers which from time to time may be assigned to him or vested in him by the Company in form of a job description, written or oral instructions which shall be consistent with the responsibilities and status of his appointment as described in clause 1.1.

The Employee’s responsibilities, to be further detailed in a job description which shall form an integral part of this agreement, shall cover the entire domain of managing all affairs of Ajilon operations worldwide taken as a whole and shall include the implementation of the business strategy defined by the Board of Directors/ Adecco Group CEO, the development of the Ajilon business worldwide, supervising and managing the Ajilon operations worldwide, building and leading an efficient and competent management team and organization worldwide, all in line with and pursuant to the rules and policies of the Adecco Group as being enacted from time to time. In his function, the Employee may be elected member of the board of directors of several Adecco Group companies, representing the Adecco Group on such boards. No additional remuneration will be paid for board memberships. The Employee is also Member of the Group Executive Committee of the Adecco Group.

The Employee shall devote the whole of his time, ability and attention to his duties under this agreement during normal office hours and such other times, as may be reasonably required for the proper performance of his duties and he shall use his utmost endeavors to promote the interests of the Company and the Adecco group and shall not knowingly do or willingly permit to be done anything to the prejudice, loss or injury of the Company or any Adecco group company.

2.2	The Employee reports to the Chief Executive Officer (CEO) of the Adecco Group or his/her designee. The Employee shall at all times keep his manager properly and fully informed (in writing if so requested) of his conduct of the business or affaires of the Company and provides such explanations of his conduct as may be required.

3.	Place of work

The Employee’s principal place of work shall be in Glattbrugg/ZH or any other place in Switzerland as designated by the Employer. The Employee’s work requires substantial traveling. He therefore shall, as required by his duties hereunder, undertake any travel in and outside Switzerland as may be necessary for the proper performance of his duties.

4.	Remuneration

4.1.	The Company shall pay to the Employee an annual gross base salary of CHF 530’180 paid in 12 equal monthly installments of CHF 44’181.65.

4.2.	In addition to the basic salary as per clause 4.1. the Company shall pay to the Employee a bonus in respect of each financial year of such amounts, at such times and subject to such conditions as the Company may determine. The target bonus is set at 100% the basic gross salary.

For the first year 50% of the basic gross salary i.e. 50 % of the total bonus entitlement shall be paid provided certain personal objectives are achieved (“Personal Achievement Bonus”). These objectives will be defined on a quarterly basis with regard to development of strategy, organization and people. 50 % of the basic gross salary i.e. 50 % of the total bonus entitlement shall be paid provided certain financial targets are achieved by Ajilon worldwide (“Company Performance Bonus”). The specific terms and details of the Employee’s bonus plan will be communicated at the beginning of each year and may vary from year to year.

The amount for the personal Achievement Bonus and the Company Performance Bonus will be paid once a year upon completion of the annual audit of the year for which the bonus is due.

To be eligible for receiving the Personal Achievement Bonus and the Company Performance Bonus, the Employee must still be employed by the Company and no notice of termination has been given on December 31, of the year for which the potential Personal Achievement Bonus and the Company Performance Bonus is due.

4.3.	The Company will reimburse the Employee for all reasonable business expenses such as travel, accommodation, etc. he reasonably incurred in connection with his office upon presentation of respective vouchers.

5.	Insurance Matters

The Company will provide the Employee with accident, pension, unemployment, and disability insurance coverage pursuant to Swiss law and in accordance with the current policies of the Company in Switzerland. The Company shall deduct the Employee’s share of the respective insurance premiums from the basic salary as per clause 4.1. in accordance with Swiss law.

In addition the Company will provide the Employee with full medical coverage, paid by the Company.

Furthermore the Employee will be eligible to participate in the special insurance People Care Program, covering disability and death.

6.	Annual leave

The Employee shall be entitled, in addition to the generally recognized Swiss public and local holidays, to 25 working days paid vacation in every calendar year.

7.	Other Benefits

7.1.	The Company will provide the Employee with a car allowance in the amount of CHF 2’500 per month, which will be included in the monthly salary payment in accordance with the signed expense agreement with the tax authorities of the Canton of Zurich.

7.2.	The Company is currently looking at introducing a long-term incentive plan (Hercules) for which the Employee will be eligible and the rules of which will be entirely separate from the terms and conditions of his employment agreement and from the agreed compensation package.

8.	Confidentiality

8.1.	The Employee shall not during the term of the present agreement or any time after its termination for whatever reason divulge or communicate to anybody any confidential information anyway relating to the business or finance of the Company or any other Adecco group company or any of its other dealings, transactions or affaires including but not limited to customer lists, lists of temporary employees, working tools and methods, information relating to any customers, clients, agents or the like which has been disclosed to the Employee or which may otherwise have come to his attention.

However, the following will not be considered confidential information:

a)	information that was already known to the Employee without obligation of confidentiality prior to disclosure of it to the Employee;

b)	information that is disclosed to the Employee without obligation of confidentiality by a third party who has the right to make such disclosure;

c)	information that is in the public domain or hereafter enters the public domain through no fault of the Employee.

8.2.	In case of violation of the present undertaking, the Employee shall pay to the Company a penalty of CHF 45’000 for each violation. Payment of such penalty does not relieve the Employee from respecting the present clause. The Company expressly reserves the right to claim damages exceeding the amount of the penalty and / or seek specific performance of the present clause including injunctive relief.

9.	Non Competition

9.1.	The Employee agrees and undertakes with the Company that on a worldwide basis he will not, during the term of the present agreement and for a period of 12 months after the agreement has come to an end, use the knowledge and expertise he acquired while working for the Company to the detriment of the Company, by directly or indirectly or by or through any other person whether as a shareholder, partner, employee, consultant or otherwise:

•	Engage in or conduct any business, which is the same or substantially the same as or which otherwise directly or indirectly competes with the Company.

•	Employ or attempt to employ any person who has been, within twelve months prior to the termination of his employment, an employee of the Company, assist in such employment by any person or solicit for the purpose of employment or otherwise induce or encourage any such employee to terminate his relationship with the Company.

•	Solicit or encourage any client, customers, supplier, agent or vendor of the Company to terminate its relationship with them or to conduct with any person any business or activity which such client, customer, supplier, agent or vendor conducts with the Company.

9.2.	In case of violation of the present undertaking, the Employee shall pay to the Company, acting as agent of the respective member of the Adecco group of companies with whom he is competing, a penalty of CHF 45’000 for each violation. If such violation continues for more than one week, after proper notification of such violation by the Company to the Employee, the penalty of CHF 45’000 is payable for each week of such continuation. Payment of such penalty does not relieve the Employee from respecting the present clause. The Company expressly reserves the right to claim damages exceeding the amount of the penalty and / or seek specific performance of the present clause including injunctive relief.

9.3.	Pursuant to Art 340 c Swiss Code of Obligations, the non-competition undertaking as per clause 8.1 lapses,

•	If the Employee can prove that the Company no longer has a significant interest in its maintenance, or

•	if the Company terminates the employment relationship without justified reasons, or

•	if the Employee terminates the employment relationship for a justified reason for which the Company is responsible

10.	Termination

10.1.	The present employment agreement may be terminated by either party with a notice period of 6 months.

10.2.	Upon termination of the employment by the Company, the Company shall pay to the Employee a severance in the amount of 6 months basic salary, provided the employment has not been terminated by the Company for valid reasons pursuant to Art 337 Swiss CO.

11.	Miscellaneous

11.1	The Company’s Internal Policies and Rules of which the Employee has been duly taken note is an integral part of the present agreement.

11.2	This agreement contains the entire understanding between the parties relating to the subject hereof. Any changes, additions or amendments or waivers shall be made in writing only.

11.3	This agreement replaces and supercedes any other employment, service or consulting agreement entered into between the Employee and any Adecco Group company.

12.	Governing law

This agreement shall be governed by and construed in accordance with the laws of Switzerland.

The Employee declares and confirms that he has read and understood the present contract, especially clauses 8 and 9.

Executed in two originals in Glattbrugg

Date: GLATTBRUGG, 20.12.2004

The Company Adecco Management & Consulting SA		The Employee

/s/ Jérôme Caille	/s/ Thomas Flatt	/s/ Jean-Manuel Bullukian